Exhibit 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2008
Excluding Interest on Deposits
Income before income tax expense and extraordinary gain	$4,115

Fixed charges:
Interest expense	14,889
One-third of rents, net of income from subleases (a)	349

Total fixed charges	15,238

Add: Equity in undistributed loss of affiliates	497

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$19,850

Fixed charges, as above	$15,238

Ratio of earnings to fixed charges	1.30

Including Interest on Deposits
Fixed charges, as above	$15,238
Add: Interest on deposits	11,551

Total fixed charges and interest on deposits	$26,789

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$19,850
Add: Interest on deposits	11,551

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$31,401

Ratio of earnings to fixed charges	1.17

(a)	The proportion deemed representative of the interest factor.